UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36365

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING <u>01/01/2021</u> AND ENDING <u>12/31/2021</u>

                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Allstate Financial Services LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2920 South 84th Street

(No. and Street)

Lincoln	NE	68506
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kenneth Priess	224-639-2422	kpriess@allstate.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

(Name – if individual, state last, first, and middle name)

111 South Wacker Dr.	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003		34	
(Date of Registration with PCAOB)(If applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary K. Nelson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Allstate Financial Services, LLC _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



PAULA GIANNELLI
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires Mar 11, 2023

Paula Giannelli
Notary Public

Signature: *Mary K Nelson*

Title:
President

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Allstate Financial Services, LLC

(SEC I.D. No. 8-36365)

Financial Statements and
Supplemental Schedules as of and
for the Year Ended December 31, 2021 and Report of
Independent Registered Public Accounting Firm

This report is deemed CONFIDENTIAL in accordance with
Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934.
A Statement of Financial Condition has been filed with
the Securities and Exchange Commission
simultaneously herewith as a public document.

ALLSTATE FINANCIAL SERVICES, LLC

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and the Member of
Allstate Financial Services, LLC
Lincoln, Nebraska

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Allstate Financial Services, LLC (the "Company") as of December 31, 2021, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules G and H listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

February 28, 2022

We have served as the Company's auditor since 2000.

1

ALLSTATE FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS:

INVESTMENTS

Fixed income securities at fair value (amortized cost $3,750,386)	$	3,769,174
Total investments		3,769,174
Cash and cash equivalents		46,715,367
Commissions receivable, net		7,243,167
Deferred income taxes		48,661
Receivable from affiliates		12,985
Other assets		1,643,294
TOTAL ASSETS	$	59,432,648

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Commissions payable	$	13,545,643
Payable to affiliates		19,396,104
Accounts payable and accrued expenses		3,077,403
Income taxes payable to affiliate		5,281,023
Total liabilities		41,300,173
MEMBER'S EQUITY		18,132,475
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	59,432,648

See notes to financial statements.

ALLSTATE FINANCIAL SERVICES, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES:		
Commission income	$	176,753,045
Fee income		11,562,294
Net investment income/(loss)		(37,155)
TOTAL REVENUES		188,278,184
EXPENSES:		
Commission expense		112,680,060
General and administrative expenses		29,717,835
Salaries and employee benefits expenses		19,286,660
Regulatory fees		587,017
Other expenses		861,713
TOTAL EXPENSES		163,133,285
INCOME FROM OPERATIONS BEFORE INCOME TAXES		25,144,899
INCOME TAX EXPENSE		5,295,429
NET INCOME	$	19,849,470

See notes to financial statements.

3

ALLSTATE FINANCIAL SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

MEMBER'S EQUITY — Beginning of year	$	11,783,005
NET INCOME		19,849,470
DISTRIBUTIONS		(13,500,000)
MEMBER'S EQUITY — End of year	$	18,132,475

See notes to financial statements.

ALLSTATE FINANCIAL SERVICES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	19,849,470
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in:		
Income taxes payable to affiliate		3,956,984
Commissions receivable		(2,744,753)
Payable to/receivable from affiliate		9,171,590
Accounts payable and accrued expenses		613,773
Deferred income taxes		(1,954)
Other assets		(495,213)
Commissions payable		7,903,406
Accretion and other non-cash items		6,026
Unrealized net gains and losses on investments		111,328
Net cash provided by operating activities		38,370,657
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investment collections of fixed income securities		1,546,824
Purchase of fixed income securities		(1,674,164)
Net cash used in investing activities		(127,340)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions		(13,500,000)
Net cash used in financing activities		(13,500,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		24,743,317
CASH AND CASH EQUIVALENTS — Beginning of year		21,972,050
CASH AND CASH EQUIVALENTS — End of year	$	46,715,367

See notes to financial statements.

ALLSTATE FINANCIAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

1. **GENERAL**

   Basis of presentation - The accompanying financial statements include the accounts of Allstate Financial Services, LLC (the "Company"), a limited liability company wholly owned by Allstate Insurance Company ("Allstate"), a wholly owned subsidiary of Allstate Insurance Holdings ("Allstate Holdings"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The Company operates as a single segment entity based on the manner in which the Company uses financial information to evaluate business performance and to determine the allocation of resources.

   Recent developments - On January 26, 2021, the Corporation entered into an agreement to sell Allstate Life Insurance Company ("ALIC") and certain affiliates and on March 29, 2021, the Corporation entered into an agreement to sell Allstate Life Insurance Company of New York ("ALNY"). The sale of ALNY closed October 1, 2021 and the sale of ALIC closed November 1, 2021. These entities were considered affiliates of the Company until the respective sale dates.

   As a result of these sales, the selling agreements between ALIC and ALNY and third party providers were assigned to the Company, replacing ALIC and ALNY. These agreements allow the Company to solicit sales of the third party providers' non-registered annuities, life insurance, and accident and health insurance products. Additionally, ALIC, ALNY and certain affiliates discontinued the sales of proprietary life products on June 1, 2021. As a result, the Company entered into new selling agreements with unaffiliated providers to offer life insurance products which include term life, interest sensitive life, and variable universal life products.

   The Coronavirus resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including travel restrictions, government-imposed shelter-in-place orders, quarantine periods, social distancing, and restrictions on large gatherings. These measures moderated in 2021 as vaccines have become more widely available in the United States. There is no way of predicting with certainty how long the pandemic might last. The Company continues to closely monitor and proactively adapt to developments and changing conditions. Currently, it is not possible to reliably estimate the impact to the Company's operations, but the effects have been and could be material.

   Use of estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Nature of operations - The Company, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

   The Company is a non-clearing broker-dealer and offers and sells mutual funds, variable annuities, variable universal life, non-registered annuities, life insurance, and accident and health insurance issued by unaffiliated providers. These products are sold by independent and exclusive Allstate Agents registered with the Company and affiliated with the Corporation. Allstate Agents are authorized to sell products issued by unaffiliated providers in all 50 states and the District of Columbia. Transactions related to mutual funds are cleared on a fully disclosed basis through a third party broker-dealer or directly through mutual fund providers. The Company derives revenue from commission income and pays commissions to these Allstate Agents and incurs other expenses associated with Company operations.

Regulation - On June 30, 2020, the SEC enacted Regulation Best Interest ("Reg BI"). The rule requires broker-dealers and their registered representatives to act in the best interest of the customer when recommending investments and other security transactions. The Company is in compliance with the requirements of Reg BI.

Subsequent events - Subsequent events were evaluated through February 28, 2022, the date the financial statements were issued. On January 28, 2022, the Company paid a distribution totaling $7,000,000 to Allstate.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**
   Investments - Fixed income securities include U.S. Treasury bonds which are carried at fair value.

Investment income consists of interest and is recognized on an accrual basis using the effective yield method. Accrual of income is suspended for fixed income securities when the timing and amount of cash flows expected to be received is not reasonably estimable. Unrealized gains and losses on investments carried at fair value are included in net investment loss.

Cash and cash equivalents - Cash equivalents include highly liquid investments with original maturities of less than ninety days.

Commission income - The Company's revenue from contracts with customers is earned primarily based on contracts with unaffiliated insurance companies, mutual fund companies, and other product providers. Additionally, the Company receives commission income from ALIC, ALNY, and Allstate Assurance Company ("AAC") for deferred and variable annuity and variable life contracts. Commission income consists primarily of up-front sales commissions and renewal or trailing commissions from the sale and support of annuities, mutual funds, life insurance, accident and health insurance, and other investments. Additionally, the Company receives 12b-1 fees for the marketing and distribution of mutual funds. The Company does not clear transactions or carry customer accounts.

The Company has a single performance obligation to market and sell products offered by product sponsors. Consequently, up-front commissions are based on the terms of the selling agreements with providers and are recognized as of the trade date. Trailing commissions and 12b-1 fees are generally earned based on a percentage of the customer's assets under management and paid over time. The Company has concluded the estimate of these future commissions is constrained because the amount may vary significantly based on customer behavior and the value of underlying investments, among other factors. Therefore, trailing commission and 12b-1 fee revenue are recorded when the account values become fixed and determinable.

For the year ended December 31, 2021, commission income from unaffiliated and affiliated providers was:

Upfront and Renewal Commisions	Unaffiliated	Affiliated [1]	Total
Mutual funds	$ 15,618,549	$ —	$ 15,618,549
Variable annuities	75,036,215	111,620	75,147,835
Variable universal life	2,898,641	5,648,203	8,546,844
Non-registered annuities	10,830,644	—	10,830,644
Non-registered life	31,283,552	—	31,283,552
Accident and health	1,066,706	—	1,066,706
Other	6,115,067	30,393	6,145,460
Sub-total	**142,849,374**	**5,790,216**	**148,639,590**
12b-1 and Trail Commissions			
Mutual funds	18,374,219	—	18,374,219
Variable annuities	7,234,600	257,613	7,492,213
Variable universal life	426,744	1,820,279	2,247,023
	26,035,563	**2,077,892**	**28,113,455**
Total	$ **168,884,937**	$ **7,868,108**	$ **176,753,045**

(1) ALNY was an affiliate until September 30, 2021 and ALIC was an affiliate until October 31, 2021. After these respective dates, ALNY and ALIC commission income was unaffiliated.

Fee income - A portion of the Company's fee income is from Allstate and affiliates for services provided in accordance with a marketing and administrative services agreement with Allstate and a master services and expense agreement between the Company and Allstate and affiliates. Fee income is earned as services are provided.

The Company collects an annual technology usage fee from the Allstate Agents affiliated with the Company to share in the cost of using the Company's technology. The fee is paid as part of the Allstate Agents' Annual Compliance Requirements.

In 2021, the new life product providers began paying a platform fee to establish the provider on the Company's various technology systems. The fee is $500,000 per provider to be paid in accordance with the terms in the selling agreements. The Company recognized fee income of $1,011,419 associated with these platform fees. Additionally, the Company receives business development credits and sponsorship credits from some product providers in support of the Company's effort to grow and invest in the business. As of December 31, 2021, the Company recognized $516,065 of fee income for these items. Other fees include mutual fund sellouts to cover annual account fees and agent assessments.

A breakdown of fee income as of December 31, 2021 is provided below:

Fees for services provided to affiliates	$ 5,903,869
Agent registration and technology fees	3,961,267
Fee income from product providers	1,527,484
Other fees	169,674
Total	$ 11,562,294

8

Commission refunds - The Company recognizes a credit loss allowance for uncollectible commission receivables due from providers. The allowance is netted against the commission receivable, which represents the amounts expected to be collected on the Statement of Financial Condition. Credit loss allowances are estimates of expected credit losses, and are established considering all relevant information available, including past events, current conditions, and reasonable and supportable forecasts over the life of the commission receivable. The were no credit loss allowances for uncollectible commission receivables as of December 31, 2021.

For ALIC, ALNY and AAC variable life contracts, annualized commission revenues and annualized commission expenses payable to the Allstate Agents are recognized as earned. For other life contract providers, the Company receives annualized commissions based on first year premium. Upon cancellation of a contract in the first year, the Company must refund a pro-rata portion of the annualized commission revenue to the product providers. The commission revenue refund is not predicated on recovering the commission expense paid to the Allstate Agents. The Company estimates its commission revenue refund liability for policy cancellations based on historical life products persistency rates, agent compensation rates and agent termination rates. As of December 31, 2021, a refund liability of $68,858 was recorded as a component of accounts payable and accrued expenses in the Statement of Financial Condition.

Commission refunds are due from Allstate Agents on contracts that are canceled or unsettled. As of December 31, 2021, gross commission refunds receivable totaled $265,259 and are included in other assets on the Statement of Financial Condition. The Company records a credit loss allowance for uncollectible commission refunds receivable from Allstate Agents established by considering all relevant information available, including past events, current conditions, and reasonable and supportable forecasts over the life of the commission receivable, based on the contractual relationship between the agent and the Company, historical recovery rates and the period of time that the amount has been due. The provision for uncollectible commission refunds receivable from Allstate Agents as of December 31, 2021 was $176,665 and is recorded in other assets on the Statement of Financial Condition.

Commission expense - Commission expense is recognized based on the commission income earned and according to the terms of the commission rate schedules of the Allstate Agents. The Company also offers Allstate Agents a bonus based on their quarterly asset production. Bonuses are accrued and paid quarterly based on the writing agent's transactional gross dealer concessions for certain deposits to mutual funds, deferred and variable annuity contracts. As of December 31, 2021, the bonus accrual balance of $1,626,381 was included in commissions payable on the Statement of Financial Condition.

Income taxes - The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based upon the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates.

3. **FAIR VALUE OF ASSETS AND LIABILITIES**
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets and liabilities recorded on the Statement of Financial Condition at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

Level 1: Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company can access.

Level 2: Assets and liabilities whose values are based on the following:
(a) Quoted prices for similar assets or liabilities in active markets;

(b) Quoted prices for identical or similar assets or liabilities in markets that are not active; or
(c) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Company's estimates of the assumptions that market participants would use in valuing the assets and liabilities.

In determining fair value, the Company used the market approach which generally utilizes market transaction data for the same or similar instruments. All investments during the reporting period consist of U.S. Treasury fixed income securities that have daily quoted prices for identical assets in active markets that the Company can access and are categorized as Level 1 as of December 31, 2021.

The Company held $3,769,174 of U.S. Treasury fixed income securities.

The fair value of all other financial assets and liabilities approximates their carrying value as they are short-term in nature.

4. **NET CAPITAL REQUIREMENTS**
As a registered broker-dealer, the Company is subject to the Alternative Standard promulgated under the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $250,000 or 2% of aggregate customer debits, as defined under the Rule.

As of December 31, 2021, the Company had net capital, as defined under the Rule, of $13,210,728, which was $12,960,728 in excess of required net capital of $250,000. The Company did not have any aggregate customer debits, as defined under the Rule.

5. **INCOME TAXES**
As a limited liability company, the Company's 2021 income will be reported on Allstate's income tax return as the Company's sole member. Allstate will join the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is a party to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company will settle its share of Allstate's 2021 tax liability or benefit with Allstate. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

The Internal Revenue Service ("IRS") has completed its exam of the Allstate Group's tax years prior to 2017. Currently, Allstate Group is under exam for the 2017 and 2018 tax years. Any adjustments that may result from IRS examination of the Company's tax returns are not expected to have a material effect on the financial statements.

The Company had no liability for unrecognized tax benefits as of December 31, 2021 and believes that the unrecognized tax benefits balance will not materially change within the next twelve months.

The components of income tax expense for the year ended December 31, 2021 are as follows:

Current	$	5,297,384
Deferred		(1,955)
Total income tax expense	$	5,295,429

The components of the deferred income tax assets/(liabilities) as of December 31, 2021 are as follows:

Commission refunds	$	51,560
Contingent liabilities		1,050
Total deferred tax assets		52,610
Unrealized (gain)/loss		(3,946)
Other assets/(liabilities)		(3)
Total deferred tax liabilities		(3,949)
Net deferred tax assets	$	48,661

Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized based on the assumption that certain levels of income will be achieved in the consolidated tax return.

The Company paid income taxes of $1,340,399 in 2021.

A reconciliation of the statutory federal income tax rate to the effective tax rate on income from operations is as follows:

Statutory federal income tax rate	$ 5,280,429	21.0 %
Other	15,000	0.1 %
Effective income tax rate	$ 5,295,429	21.1 %

6. RELATED-PARTY TRANSACTIONS

Commission income - The Company receives commission income on the sale of variable annuity and variable life contracts from ALIC, ALNY, and AAC. The Company earned commission income of $7,868,108 related to these contracts during the year.

Fee income - The Company has a marketing coordination and administrative services agreement with Allstate and a master services and expense agreement with Allstate and its affiliates. As part of these agreements, the Company receives fee income for administrative and supervisory services related to the sale of financial products by Allstate Agents. During 2021, the Company earned fee income of $5,903,869. As of December 31, 2021, $1,400 was owed to the Company from affiliates.

Expenses - The Company uses services performed by Allstate and other affiliates, and business facilities owned or leased and operated by Allstate in conducting its business activities. In addition, the Company shares the services of employees with Allstate. The Company reimburses its affiliates for the operating expenses incurred on behalf of the Company. The Company is charged for the cost of these operating expenses based on the level of services provided. Operating expenses, including compensation, retirement and other benefit programs, allocated to the Company were $23,276,040. As of December 31, 2021, $849,674 was payable for these expenses and is included as payable to affiliates on the Statement of Financial Condition.

Other - Allstate serves as the primary paymaster for several of its subsidiaries and affiliates, including the Company. In addition, certain affiliates of Allstate make payments on behalf of the Company. Disbursements made by Allstate and its affiliates on behalf of the Company include commission payments to Allstate Agents, employee compensation and related expenses, and goods and services provided by external vendors. The Company settles related party transactions with Allstate and its affiliates monthly, on a one-month lag. As of December 31, 2021, $18,534,844 was recorded as a payable to affiliates related to these transactions.

Distributions - The Company issued distributions totaling $13,500,000 to Allstate.

7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company's agreement with its clearing broker contains a clause that indemnifies the clearing broker from losses on transactions in which the customer fails to satisfy its terms. The Company's liability under these agreements is not determinable until such transactions occur. Upon occurrence, these transactions are settled immediately. As a result, no contingent liability is accrued for these transactions. Historically, the Company has not made material payments pursuant to this agreement.

The Company reviews its lawsuits, regulatory inquiries, and other legal proceedings on an ongoing basis. The Company establishes accruals for such matters at management's best estimate when the Company assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company's assessment of whether a loss is reasonably possible or probable is based on its assessment of the ultimate outcome of the matter following all appeals. The Company does not include potential recoveries in its estimates of reasonably possible or probable losses. Legal fees are expensed as incurred.

The Company continues to monitor its lawsuits, regulatory inquiries, and other legal proceedings for further developments that would make the loss contingency both probable and estimable, and accordingly accruable, or that could affect the amount of accruals that have been previously established. There may continue to be exposure to loss in excess of any amount accrued. Disclosure of the nature and amount of an accrual is made when there have been sufficient legal and factual developments such that the Company's ability to resolve the matter would not be impaired by the disclosure of the amount of accrual.

ALLSTATE FINANCIAL SERVICES, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2021 **Schedule G**

NET CAPITAL

TOTAL MEMBER'S EQUITY	$	18,132,475
ADJUSTMENTS TO NET CAPITAL PURSUANT TO RULE 15C3-1:		
Nonallowable assets:		
Other assets	1,652,240	
Commissions receivable	3,179,955	
Total nonallowable assets		4,832,195
HAIRCUTS ON SECURITIES POSITIONS:		89,552
NET CAPITAL	$	13,210,728
AGGREGATE CUSTOMER DEBITS	$	—

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT:

MINIMUM NET CAPITAL REQUIRED (2% of aggregate customer debits)	$	—
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER OR DEALER	$	250,000
NET CAPITAL REQUIREMENT (Greater of $250,000 or 2% of aggregate customer debits)	$	250,000
EXCESS NET CAPITAL	$	12,960,728

Note: There are no material differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Company's unaudited FOCUS report, Part IIA, Form X17a-5, as of December 31, 2021, filed on January 26, 2022.

ALLSTATE FINANCIAL SERVICES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
<u>**DECEMBER 31, 2021**</u>   <u>**Schedule H**</u>

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3 and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5,

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and the Member of
Allstate Financial Services, LLC
Lincoln, Nebraska

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Allstate Financial Services, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2021, except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

We have also reviewed management's statements, included in the accompanying Exemption Report, in which the Company stated that it is also filing the Exemption Report because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the year ended December 31, 2021, except as described in its Exemption Report. The Company's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and management's other statements within the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

February 28, 2022

ALLSTATE FINANCIAL SERVICES, LLC

EXEMPTION REPORT
DECEMBER 31, 2021

Allstate Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3: paragraph (k) throughout the most recent fiscal year except as described in the table below.

Check Type	Checks Received in 2021	Checks Remitted Promptly	% Timely
NFS (brokerage)	9,894	9,885	99.9 %

As described below, the Company identified 9 incidents, or approximately 0.1% of all customer checks received, that failed to meet the standards of prompt transmittal, pursuant to the interpretation of the above Rule.

- For 7 of the exceptions, the checks were submitted to the clearing broker or dealer within two business days of the prompt remittance standard.
- For 2 of the exceptions, the checks were submitted to the clearing broker or dealer more than two business days after, but within one week of the prompt remittance standard.
- The exceptions were due principally to delays in the submission or completion of the required paperwork, necessary for the check to be transmitted and ultimately deposited.

With regard to each of the above exceptions, the representative was notified of prompt transmittal rules and regulations. There were no customer complaints resulting from the delays.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year except as described in the table below:

Subscription way	Checks Received in 2021	Checks Remitted Promptly	% Timely
Direct mutual fund, annuities, and variable universal life	5,347	5,291	99.0 %

As described below, the Company identified 56 incidents, or approximately 1% of all customer checks received, that failed to meet the standards of prompt transmittal, pursuant to the interpretation of the above Rule.

- For 26 of the exceptions, the checks were submitted to the issuer within two business days of the prompt remittance standard.
- For 26 of the exceptions, the checks were submitted to the issuer more than two days after, but within one week of the prompt remittance standard.
- For 4 of the exceptions, the checks were submitted to the issuer more than one week after, but within two weeks of the prompt remittance standard.
- The exceptions were due principally to delays in the submission or completion of the required paperwork, necessary for the check to be transmitted and ultimately deposited.

With regard to each of the above exceptions, the representative was notified of prompt transmittal rules and regulations. There were no customer complaints resulting from the delays.

Subsection (k)(2)(ii) of Rule 15c3-3 provides that a broker or dealer is exempt from compliance with the otherwise applicable provisions of Rule 15c3-3 if, among other things, as an introducing broker or dealer, it clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and "promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers," The Securities and Exchange Commission has indicated that "promptly transmit," for the purposes of Rule 15c3-3, means "such transmission or delivery is made no later than noon of the next business day after the receipt of such funds or securities." FINRA Regulatory Notices 10-05 and 15-23 provide up to 7 business days to promptly transmit checks if the purpose for holding the check is to perform a principal review of a deferred variable annuity transaction or a sale of securities on a subscription-way basis in compliance with applicable FINRA rules.

Customers of the Company at times deliver checks for their accounts to a personal financial representative (PFR) in a branch office location. The Company's policy is to forward such checks to the Company's operations group in the Lincoln Office of Supervisory Jurisdiction where the incoming checks are reviewed and deposited into the bank account maintained by the clearing broker or forwarded to the product sponsor (e.g. mutual fund or insurance company). The Company has procedures in place to safeguard customer checks in its possession. Checks that are received by the PFR are not always received by the operations group in time to deposit or transmit to the clearing broker or product sponsor to meet the prompt transmission requirements of Rule 15c3-3.

Allstate Financial Services, LLC

I, Mary K. Nelson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: /s/ Mary K. Nelson

Title: President

February 28, 2022